EXHIBIT 14.1

Welcome to TiVo!

From the start, TiVo has set out to be a leader in television and advertising services for digital video recorders. We’ve come a long way towards those goals; our team has helped to pioneer an exciting new category that has forever changed the way people watch TV. We’ve established high standards in innovation and creativity; and as such, are considered a leader in the new world of television, a world where the TV viewer is in control.

Equally important to us are the standards we set for the way in which we work – with each other, our customers, our suppliers, our vendors, and with the industry. You’ve joined a company that is as dedicated to upholding these standards and values as it is in providing a stimulating, creative and fun environment for its people.

TiVo’s Code of Conduct is designed to foster the values and entrepreneurial culture that have been a part of TiVo since its founding. Please take the time to read this guide as we’ll expect you to apply these standards to your work here. Our focus has been to create and maintain a safe and secure workplace, as well as to promote the highest level of honest and ethical conduct in all facets of our business. As scrutiny from investors, the government, and other parties has increased, compliance with TiVo’s Code of Conduct is a critical responsibility for us all.

You have joined a team of incredibly talented, creative, passionate and hardworking individuals.

Congratulations and welcome!

Tom Rogers

CEO & President, TiVo Inc.

TiVo Code of Conduct

As amended March 25, 2009

Table of Contents

Our Values	1

Purpose of the Code

The TiVo Workplace	3
Open Communication
Equal Opportunity
Treating Others with Dignity and Respect
Harassment in the Workplace
Workplace Safety
Substance Abuse
Privacy
Political Activities and Contributions
Use of Company Assets and Resources
Corrective Action Process
Employment at-will

Conducting TiVo Business	8
Conflicts of Interest
Protection of Assets/Intellectual Property
Insider Trading
Anti-trust Law
Gifts, Entertainment and Conduct Towards Vendors, Suppliers, and
Service Providers
Foreign Corrupt Practices Act
Company Records
Accuracy of Financial Reports
Compliance with Laws and Regulations

Acknowledgement

Our Values

So, what are we all about here at TiVo? Please take a moment to review the values that were established when TiVo was founded. Our corporate values were created to ensure that we retain the spirit and culture that helped TiVo accomplish so much in the marketplace. They also help to maintain a very special work environment for our people and guide employees in their own personal growth within the company. The values below serve as a foundation from which we work.

We work to build a profitable and growing company. We…

•	Take educated business risks

•	Conduct ourselves in an ethical manner

•	With ourselves

•	With customers

•	With shareholders

•	With the competition

We value our people and the way we work. We…

•	Respect each other at all times

•	Recognize and value the differences in all of us

•	Have fun together

•	Create an open and honest environment where people can thrive and grow

•	Believe everyone is accountable for building our business and take our commitments seriously

•	Are passionate about what we do

•	Believe teams work

•	Give back to the community

We strive to earn and maintain customer loyalty and believe it is fundamental to the success of TiVo. We…

•	Treat customers with respect and we strive to create real value for our customers

•	Are proud of consumer’s passion for TiVo and strive to maintain high levels of customer satisfaction in all we do

We value creativity and innovation in all areas of the business. We…

•	Invented DVR

•	Design award-winning products

•	Creatively problem solve to support business needs

Purpose

This Code of Conduct contains general guidelines for conducting TiVo business consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code applies to all of our directors, officers, employees and agents, wherever they are located and whether they work for the company on a full or part-time basis. We refer to all persons covered by this Code as “company employees” or simply “employees.” This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face.

Waiver of the Code

Only our Chief Executive Officer (or our Audit Committee as the designated committee of our Board of Directors) may grant a waiver of any provision of this Code of Conduct. In the event our Chief Executive Officer grants a waiver as to any material provision of this Code, the members of the Audit Committee must be notified promptly upon such a grant of a waiver. Any waiver granted by the CEO that applies to one of our executive officers or a member of our Board of Directors must be ratified by the Audit Committee of our Board of Directors before the waiver is effective. Any waivers granted to one of our executive officers or a member of our Board of Directors must be promptly disclosed as required by law.

Amendment of the Code

Our Board of Directors must approve any amendment to this Code of Conduct.

Officer In Charge of Compliance

The Compliance Officer or, in his absence, his designee or the Chief Financial Officer, is responsible for monitoring and periodically reporting (at least annually) to our executives and our Board of Directors (or Board committee) on the effectiveness of this Code. The Compliance Officer is the Company’s General Counsel, unless otherwise changed in the sole discretion of our Board of Directors.

The TiVo Workplace

Open Communication

We pride ourselves in our innovative spirit– and in order to foster the idea-sharing and collaboration necessary to come up with The Next Big Idea, we support open, direct and honest communication with all employees, regardless of your role or title. We encourage each other to express opinions in a respectful manner, and in turn, listen carefully to colleagues, customers, and suppliers. This open interaction enables us to examine every opportunity and/or challenge thoroughly, service the needs of our customer base and tap into the potential within us all.

When communication takes the form of a complaint, feel free to take your concern to your manager. And should the complaint involve your manager, or if your manager cannot resolve the issue, we encourage you to move on to a higher level of management or to Human Resources. Violations of the Code of Conduct will be dealt with by the Corrective Action Process described below. Remember, open, honest communication is embraced here at TiVo, so, go ahead, speak your mind.

Equal Opportunity

We believe that richness in diversity is a huge asset for TiVo. We value both the similarities and differences in everyone who’s a part of the TiVo team. We believe that this diversity builds a stronger organization and is in keeping with the core values of our company. Our policy, therefore, is to provide equal employment opportunities for all applicants and employees without regard to race, color, religion, national origin, gender, age, disability, marital status, sexual orientation, or veteran’s status. This means that we comply with all applicable human rights and employment legislation, and we do not discriminate in any aspect of employment, including recruiting, hiring, compensation, promotions, reductions in force, or terminations.

Treating others with dignity and respect

We strive to create a working environment that inspires employees and nurtures our creative instincts and we work to balance that TiVo casual atmosphere with a commitment towards professionalism and integrity. We strive to interact with our colleagues, customers and vendors, in a respectful manner and will not tolerate conduct that is intimidating, negative or offensive.

Obviously, there are the overt examples of such behavior: threats and/or physical fighting; racist, sexist or ethnic comments; inappropriate physical contact; sexually oriented gestures. There are also the more subtle, less obvious actions as well; comments or things that could offend others such as pictures or posters, jokes or statements; or questionable material on your desk or computer that could be distributed over our network. We ask all employees to be sensitive to these subtleties.

Of course, because we’re in the television business, there are circumstances when individuals will need to work with programming which may be considered by some as inappropriate content to be seen on a TV here at TiVo. In an effort to maintain a respectful and positive workplace, TiVo proactively implemented and maintains an Adult Content Viewing/Testing Policy. To protect employees who may be offended by such content or programming, all employees are expected to adhere to the Policy and sign an acknowledgment.

Harassment in the Workplace

TiVo strives to maintain a professional environment that is based on respect and tolerance. Therefore, any form of harassment on the basis of race, color, religion, national origin, gender, age, disability, marital status, sexual orientation, or veteran’s status, will not be tolerated. Our zero-tolerance policy extends to all employees, as well as to related parties such as vendors, suppliers, contractors, consultants and customers.

Harassment may include but is not limited to:

•	Verbally derogatory comments (e.g. jokes, threats, whistling)

•	Physical harassment (e.g. pinching, gestures, unwelcome touching)

•	Visual harassment (e.g. posters, email, calendars)

•	Requests for sexual favors in exchange for preferential treatment (e.g. promotions, raises)

•	Overt use of title or position to sexually or otherwise harass employees

If you believe you are being harassed, or if you have witnessed harassment of a colleague, you need to report this to your manager, another manager or Human Resources. TiVo will act promptly in investigating your concern and directly address the issue with the individuals involved. We recognize the sensitive nature of these claims and will work to ensure confidential treatment of the allegations in order to protect all involved. Of course, retaliation against any employee, who reports harassment will not be tolerated.

Workplace Safety

TiVo strives to provide a working environment that is healthy and safe. Our Emergency Response Team routinely conducts drills so that employees have first hand experience with exiting the building, reporting in for a head count, and site re-entry.

Violence or threats of violence are strictly prohibited and, if confirmed, will be grounds for immediate termination. Examples of such conduct include harassing or threatening phone calls, email or written communication directed towards an employee or his or her friends/family members; stalking; and the destruction of personal and/or company assets.

Dangerous items of any nature such as weapons, explosives, or firearms will not be permitted on company property, or in an employee’s possession while conducting TiVo business offsite. Of course, theft of any kind will not be tolerated.

Please immediately contact Human Resources, Facilities or your Manager if you observe any inappropriate or dangerous behavior.

Substance Abuse

TiVo strives to create a professional, drug-free work environment. The misuse of drugs, both legal and illegal, may endanger the health and safety of employees, or lead to a loss of productivity. As such, the use, possession, sale, purchase, or distribution of illegal drugs is prohibited on company premises, or anywhere else while conducting business on behalf of the company. In addition, medically prescribed drugs may be used only as directed by your Physician, and then only to the extent they do not impair your ability to perform the duties of your job.

Moderate consumption of alcohol at TiVo-sponsored events is permitted. We expect that our people will act responsibly, including relying on designated drivers to ensure safe transportation home following such an event.

Obviously, reporting for work or conducting business under the influence of alcohol is strictly prohibited. Such irresponsible consumption of alcohol will be addressed aggressively by your manager/HR (See Corrective Action Process.)

Children in the Workplace

For the purposes of safety, security, and productivity, TiVo requires employees to find other options for their children on days where there is no school or daycare, instead of bringing them to work. If an employee is unable to find another option for their child(ren), TiVo asks that they either take a Personal Day off, work from home, if applicable, or request a one-day exception from management and Human Resources. TiVo, however, will continue to strive to protect its culture of welcoming children to our workplace during family events and special visits.

Employee Use of Online Forums

TiVo requires that its employees not participate or post communications regarding TiVo, its business, or its products, nor represent themselves as an employee of, or otherwise affiliated with, TiVo or as someone who otherwise speaks on behalf of TiVo, in any online chat rooms, online forum, Usenet groups, or similar media unless authorized in accordance with TiVo’s Policy on the use of electronic forums.

Privacy

We pride ourselves in being the first in industry to proactively establish a stringent policy that protects our customers’ privacy. We apply those same principles to protect the privacy of our employees.

In the course of your employment at TiVo, we collect and maintain certain types of personal data which are relevant to the administration of compensation and benefit programs. Access to this data is restricted to a ‘need to know’ basis. If you wish to view your private records, such as your personnel file, you may do so at any time. Simply make an appointment with a representative from Human Resources.

Materials or information that you consider private should not be kept in company computer systems (including e-mail), voice mailboxes, or work spaces. These resources are company property and may be monitored.

With respect to our customers’ privacy, access to customer information is limited to those employees who have a legitimate business need for such access. Customer information must be used strictly in accordance with the corporate privacy policy located at www.tivo.com/privacy.

It will often be necessary to share customer information with selected TiVo colleagues during the course of your daily duties. Please take the appropriate precautions to maintain the confidentiality of such communication.

Political and Religious Activities and Contributions

In addition to being passionate about our work, many of us are involved in political or religious causes that are important to us. While we respect individuals’ commitment to these outside endeavors, it’s important to distinguish them as outside endeavors. We’re free to voice our opinions on political or religious issues, but we want to make sure that such views are perceived to be personal and not representative of TiVo. To avoid confusion, we ask that employees do not use work time or resources – such as telephones, facilities, letterhead, or cash, to support their personal political or religious outreach efforts.

Use of Company Assets and Resources

TiVo provides an array of information and technology resources intended to maximize your efficiency in carrying out your job such as: e-mail, computers, computer applications, networks, the internet, the intranet, facsimile machines, cell phones, pagers, other wireless communication devices, telephones, and voice mail systems. Please remember that these tools are company property and must be used in a manner that reflects positively on TiVo and all who work here.

Occasional, limited personal use of these resources is permitted, but cannot interfere with your work performance, or the work performance of your colleagues. We cannot tolerate inappropriate or illegal use of these assets and reserve the right to take appropriate disciplinary actions, as needed, up to and including termination of employment. Such inappropriate use of these resources can include the following:

•	hacking

•	pirating software or video/audio files

•	soliciting

•	distributing literature for outside entities

•	sending inappropriate e-mail

•	accessing inappropriate web sites (such as those advocating hate, violence, sexually explicit material, or promoting illegal activities)

•	distributing confidential, proprietary or trade secret information of TiVo outside the company

TiVo reserves the right to monitor and inspect, without notice, the use of its information and technology resources

Reporting Code of Conduct Violations and Corrective Action Process

TiVo values the high standards we set for the way in which we work. Our motivation for this is simple: we want our people to love working here and we believe feeling comfortable in your work environment is essential for professional growth. Therefore, it’s imperative that we all adhere to the TiVo Code of Conduct.

Any Code violations, including but not limited to financial reporting and disclosure, should be promptly reported to your manager, the head of Human Resources or this Code’s Chief Compliance Officer.

The company is committed to the policy that no employee will be subject to retaliation because of a good faith report of a concern or complaint regarding any suspected fraud, misconduct or violation of company policy or the law.

Management and the Board have established a confidential, anonymous communication system. There is a web-address and toll-free telephone number that employees may use to anonymously and confidentially report concerns. Please see the TiVo Fraud and Misconduct Reporting Policy on the company’s intranet for this information.

Serious infractions of the Code may lead to immediate termination of employment. Less blatant instances of Code violations may result in the imposition of other forms of discipline. However, nothing in this Code of Conduct is intended to diminish the at-will nature of employment at TiVo.

The company will promptly investigate your claim and take appropriate action. Any reprisal or retaliation against an employee because the employee, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.

Employment at-will

This Code is intended to provide guidelines for acceptable conduct at TiVo. It is not to be misconstrued as an employment contract. Employment at TiVo is ‘at-will’. This means that employees can choose to end the employment relationship at any time, with or without notice, and with or without cause or justification. The company also has the same rights.

Conducting TiVo Business

Now that you have a sense of our standards within TiVo, let’s address our Code of Conduct with respect to how we interact with external constituents. You will probably note that our standards are more stringent with regard to partners, vendors and customers; they are so because many of our policies were designed to comply with increasingly stringent federal legislation and regulations. Failure to adhere to these standards, places both you and TiVo at risk.

Conflicts of interest

TiVo seeks to promote honest and ethical conduct. TiVo policy regarding conflicts of interest is straightforward: Do not compete with TiVo, and never let business dealings on behalf of TiVo be influenced, or even appear to be influenced, by personal or family interests. Employees must conduct their business transactions in a manner that does not result in adverse comments or criticisms from the public or in any way damage our reputation. It is important to avoid even the appearance of a conflict of interest, since the appearance can be as damaging to our reputation as an actual conflict. Conflicts of interest are prohibited unless specifically authorized as described below.

You must disclose to your Manager or senior management, in writing, any relative that is employed by a supplier to TiVo.

You and your immediate family may not, without the written consent of TiVo, have a significant ownership interest in a competitor or potential competitor of TiVo or work for such an organization as an employee, a consultant or as a member of its Board of Directors.

You and your family may not, without the written consent of TiVo, have a significant ownership interest in a significant supplier to TiVo, or work for such an organization as an employee or as a consultant. You and your family may not accept money or benefits of any kind that may be perceived as consideration for any advice or service you may provide to a supplier in connection with its business with TiVo. Generally, an ownership interest in a publicly held company will not be considered “significant” if the employee owns no more than the lesser of (i) 1% interest in the company or (ii) an interest having a value equal to the greater of $500,000.00 or 10% of the net worth of the employee.

You may not use company paid work time or resources to operate a non-TiVo business. Further, you may not conduct outside business that interferes with the proper performance of your job at TiVo. For example, your participation on an outside Board of Directors must be disclosed to your Manager. Because such service may distract from your professional responsibilities at TiVo, two outside Board memberships is the maximum that you may undertake at any point in time.

These limitations, however, do not apply to the non-employee members of our Board of Directors. Non-employee members of our Board of Directors must comply with their fiduciary duties to TiVo and its shareholders, such as their duties of due care and loyalty, but are otherwise not bound to the specific limitations set forth above.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of the Company, you should discuss the matter with your Manager, the General Counsel and/or Chief Financial Officer. Managers may not authorize conflict of interest matters without first seeking written approval of the Chief Financial Officer. If your Manager is involved in the potential or actual conflict, you should discuss the matter directly with the General Counsel or Chief Financial Officer. Officers and directors may seek written authorization from the Audit Committee. Reprisals, threats, retribution or retaliation against any person who has in good faith reported an actual or potential conflict or a suspected violation of law, this Code or other TiVo policies, or against any person who is assisting in any investigation or process with respect to such violation, is prohibited.

Protection of assets/intellectual property

You’re responsible for the proper use and protection of company and third party proprietary assets – including information assets and intellectual property. Information assets are any form (printed, electronic, or inherent knowledge) of company or third party intellectual property or confidential information. Intellectual property includes but is not limited to: business plans, customer lists, inventions, technology, software, product documentation and copyrighted works such as patents, trademarks and trade secrets.

If in the general course of TiVo business, you use proprietary assets of the company or any third party, you must safeguard them against loss, damage, misuse, theft, fraud, disclosure, or improper disposal. You may not use or disclose proprietary information outside the company or access proprietary information for your own curiosity.

All ideas, creations, improvements and other works of authorship related to TiVo business, or potential business interests, that you created, developed, wrote or conceived during your employment at TiVo must be disclosed and are company property. Neither you, nor any other person may claim any rights to them. As company assets, the company reserves the right to access this information at anytime.

Personal use of any company asset must be specifically authorized by your supervisor. In addition, company funds may not be used for personal purposes, and you must maintain complete and accurate records of your company expenses.

You may not use or copy the intellectual property of the company or any third party without the owners’ written permission. For example, you may not reproduce licensed computer software and related documentation without the vendor-owner’s written authorization.

Industrial espionage – the obtaining of proprietary information of a third party by improper means (burglary, theft, searching in the competitor’s trash) - is strictly prohibited.

Access to company facilities is limited to the employee base and authorized visitors who are escorted and have a legitimate business purpose. Occasional social use of the headquarters buildings may be permitted, for holiday parties and similar events, but must be approved in advance by your supervisor and Facilities.

Immediately contact the legal department if you:

•	inadvertently come into contact with unlicensed third party assets

•	wish to review new product ideas, technology, systems, processes etc.

•	want to investigate brand names, trademarks, copyrights, slogans

•	have questions regarding proprietary assets, including tangible or information assets.

Insider trading

Consistent with the high professional standards at TiVo, we comply with Federal laws which require that persons trading in company securities have fair and equal access to ‘material information’ about publicly traded companies. Insider trading refers to any transactions on the basis of material information that is non-public, i.e., not disclosed to the public in a press release or SEC filing.

Information is considered ‘material’ if dissemination of the information would be likely to be considered important by investors who are considering trading in the company’s stock. During the course of employment you may have access to material information that is not yet public. It is illegal to financially profit by buying or selling TiVo stock, or the stock of another publicly traded company with which TiVo has business dealings, on the basis of inside information. It is also illegal to pass on (or ‘tip’) the information to a third party to trade. Transactions on the basis of inside information are subject to civil and criminal penalties, as well as disciplinary action by the company.

The only exception is transactions directly with the company (option exercises or purchases under the Employee Stock Purchase Plan.) However, the sale of such stock is subject to the insider trading restrictions.

The following may be considered inside information. Please note this list is not all inclusive.

•	Financial results or forecasts

•	Major new products

•	Acquisitions or divestitures

•	Significant litigation

•	Corporate partner relationships

Officers, Directors and select employees of the company are the most likely to possess inside information about TiVo. If you are subject to this ‘Insider’ designation you will be notified, and must also adhere to an even higher standard. Insider’s transactions must be conducted during defined periods following the public dissemination of financial results. In addition, executive officers are required to notify the Chief Legal Counsel and the Chief Financial Officer prior to engaging in transactions in TiVo stock.

Antitrust and the Hart-Scott-Rodino (HSR) Act

TiVo energetically competes both in the United States and abroad. However, we will only do business according to the letter and spirit of all laws that govern and promote free and fair competition. That means we will strictly comply with the antitrust laws of the U.S. and, where applicable, the antitrust or related laws of any other country. TiVo supports laws prohibiting restraints of trade, unfair practices, or abuse of economic power. It is common to gather information about the general marketplace, including our competitors’ products and services; however, we want to compete fairly to avoid even the appearance of anti-competitive behavior.

A violation of the antitrust laws is a serious offense: individuals can be criminally prosecuted for breaking antitrust laws and TiVo can be heavily fined. The antitrust laws of the United States and similar laws in other countries are designed to prohibit agreements among companies that fix prices, divide markets, limit production, or otherwise impede or destroy market forces. To minimize this risk, contact with competitors must be kept to an absolute minimum. TiVo employees must maintain independence of judgment and action in designing, producing, pricing, and selling our products and services — and must avoid even the appearance of collusion with a competitor regarding these matters.

The Hart-Scott-Rodino (HSR) Act requires documentation to be filed with the Federal government for certain business transactions. You should review the following types of transactions with the Legal Department to determine whether an HSR filing is required:

•	Purchase or sale of voting securities (stocks and bonds);

•	Purchase or sale of assets (outside the ordinary course of business);

•	Formation of a corporation or joint venture;

•	Purchase or sale of any ongoing business; or

•	Merger or consolidation of any TiVo-related entity with any other legal entity.

If you have any questions regarding compliance with antitrust laws or HSR filings, contact the Legal Department at TiVo.

Gifts, Entertainment, and Conduct Towards Vendors, Suppliers, and Service Providers

TiVo maintains the highest standards of integrity and objectivity in dealing with vendors and service providers. Suppliers and vendors should be treated in a fair and reasonable manner, consistent with applicable laws and good business practices. All bids and proposals must be evaluated objectively on the merits of quality, technical excellence, service, price and suitability. Gifts, personal loans, entertainment, or other special consideration beyond nominal value should not be accepted from an individual or business organization doing business with TiVo.

TiVo employees cannot accept or give gifts or gratuities beyond common business courtesies of nominal value. In general, you can accept a gift if it is unsolicited, inexpensive (less than $100), infrequent, and if it will not influence or be perceived as influencing your business judgment. Otherwise, any employee who is offered or who receives a gift of more than nominal value should politely refuse it or return it to the giver explaining the TiVo policy against the acceptance of gifts. Gifts of nominal value may be accepted and shared with co-workers. Never solicit gifts, directly or indirectly, from customers, vendors, suppliers, or service providers.

Entertainment and meals offered or received by employees as part of legitimate business activity are not included in the $100 gift limit, but must be within the boundaries of reason and moderation. You may pay for or accept customary business or social amenities (for example, meals, attendance at cultural or sporting events) provided the activity and the expenses involved are modest, are not prohibited by law or by TiVo business practices, and if public disclosure would not embarrass you or TiVo.

Under no circumstances may you accept or give kickbacks in return for improperly obtaining, influencing, or rewarding favorable treatment in obtaining contracts, services, referrals, goods or business. Payments or favors may be considered bribery, which violates the laws of the United States and other countries. You must avoid decisions that are or appear to be based on personal favoritism or other factors unrelated to the best interests of TiVo.

You should never offer gifts or items of value to government employees.

Finally, you may not accept any loan, guarantee of loan, or payment from anyone doing or seeking business with TiVo.

Foreign Corrupt Practices Act

Upholding the reputation of TiVo for the ethical conduct of business is important both within the United States as well as internationally. The Foreign Corrupt Practices Act and other U.S. laws prohibit payment of any money or anything of value to a foreign official, foreign political party (or official thereof) or any candidate for foreign political office for the purposes of obtaining, retaining or directing of business. You are expected to strictly abide by these laws.

Company Records

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports and other disclosures to the public and are the source of essential data that guides our business decision-making and strategic planning. Company records include booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All company records must be complete, accurate and reliable in all material respects. There is never a reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited.

Accuracy of Financial reports

As a public company we are subject to various securities laws, regulations and reporting obligations. Both federal law and our policies require the prompt disclosure of accurate and complete information regarding the company’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the company and cause legal liability.

You should promptly report evidence of improper financial reporting. Examples of evidence that should be reported include:

•	Financial results that seem inconsistent with the performance of underlying business transactions;

•	Inaccurate company records, such as overstated expense reports, or erroneous time sheets or invoices;

•	Transactions that do not seem to have a good business purpose; and

•	Requests to circumvent ordinary review and approval procedures.

The company’s senior financial officers and other employees working in the Accounting/Finance Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

Compliance with laws and regulations

Obeying the law, both in letter and in spirit, is the foundation on which TiVo ethical standards are built. Each employee has an obligation to comply with federal laws and the laws of the states, counties and cities in which the company operates. We will not tolerate any activity that violates any laws, rules or regulations applicable to the company. This includes, without limitation, many of the topics we’ve defined in the Code: laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading,1 illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your management, HR or the Legal Department.

ACKNOWLEDGEMENT

It is critical that we all share responsibility for conducting ourselves in a manner consistent with the standards outlined in this book. We encourage you to read the Code of Conduct closely, and to discuss any questions you have with either your manager or Human Resources. This page should be returned to Human Resources as soon as possible.

I have read the TiVo Code of Conduct and understand that I am responsible for complying with the policies set forth herein.

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